                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

     GENERAL FORM OF REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                               WELUND FUND, INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its charter)

                                   Delaware
         --------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                    Pending
                      ------------------------------------
                      (I.R.S. Employer Identification No.)

                            244 Fifth Avenue, #W219
                         New York, New York 10001-7604
              ---------------------------------------------------
              (Address of principal executive offices) (Zip Code)

                                (212) 504-8120
                          ---------------------------
                          (Issuer's telephone number)

        Securities to be registered under Section 12(b) of the Act: |_|

                                     None

        Securities to be registered under Section 12(g) of the Act: |X|

                   Common Stock, $0.0001 par value per share
                   -----------------------------------------
                               (Title of Class)

To  simplify  the language in this registration statement, Welund Fund, Inc. is referred to herein as our "Company," "we," or "our."

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Business Development

Welund Fund, Inc.  was  incorporated in the State of Delaware on July 16, 2002.
We  have  not  been  involved   in  any  bankruptcy,  receivership  or  similar
proceeding. We have not been involved  in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer

We are a development stage company. Our activities have been limited to capital formation and corporate organizational matters.  To  date, we have conducted no business, research or developmental activities. We have  never had any specific products or offered services.

We can be defined as a "shell" company whose sole purpose  at  this  time is to locate  and  consummate  a  merger  or acquisition with an unidentified private entity (hereinafter referred to as the "business opportunity").

We are voluntarily registering a class  of  our  securities  on this Form 10-SB registration statement, although we are not required to do so  pursuant  to the
Securities  Exchange  Act  of  1934,  as  amended (the "Exchange Act"). We will continue to file all reports required of us  under  the  Exchange  Act  until a business  combination  has occurred. As a reporting company, we may be able  to attract a business opportunity  candidate  that wishes to achieve the status of an Exchange Act registered corporation and of  establishing a public market for its  common  stock.  There  can be no assurance, however,  that  the  foregoing assumption is correct.

We  have neither conducted, nor  have  others  made  available  to  us,  market research  indicating whether any demand exists for such transactions. Moreover, we do not have,  and  do  not  plan  to have, or plan to establish, a marketing organization. Even if demand for such  a  business  opportunity  is identified, there is no assurance that we will be successful in its completion.

We  do  not  intend  to  engage  professional  firms  specializing  in business acquisitions  or  reorganizations.  We  do  not  intend  to  employ  or  retain consultants  or  outside  advisors  to  obtain  business  opportunities for us.
Management has not in the past used any consultants or advisors and do not plan
to   do   so.  Therefore,  we  have  no  agreements  or  contracts  between   a
consultant/advisor  and  any other companies that are searching for blank check companies with which to merge.

We may merge with a company  that  has  retained  one  or  more  consultants or outside  advisors.  In  that situation, we expect that the business opportunity will compensate the consultant  or  outside  advisor. Management has not in the past  retained  any  consultants or outside advisors  to  search  for  business opportunities.

Competition

We are and will continue  to be a limited competitor in the business of seeking business opportunities with  private  companies.  A large number of established and  well-financed entities, including venture capital  firms,  are  active  in mergers  and acquisitions of companies. These firms are in a better competitive position than our company to attract desirable business opportunity candidates.
Nearly all  such  entities  have significantly greater experience and financial resources, technical expertise  and  managerial  capabilities. Consequently, we
will  be  at  a  competitive  disadvantage  in  identifying   and  successfully
completing possible business opportunities.

Intellectual Property

We  have  no  patents,  trademarks, licenses, franchises, concessions,  royalty agreements or labor contracts.

Government Regulation

We cannot anticipate or determine  the  effect  of  many  possible governmental regulations, including environmental laws, because we have  not  determined the type  of  business  we  will  be  engaged  in. The proposed business activities described  herein  classify us as a "blank check"  company.  Many  states  have enacted statutes, rules  and  regulations  limiting  the  sale of securities of blank  check  companies.  We  do  not intend to undertake any offering  of  our securities, either debt or equity,  until  such  time  as  we have successfully implemented  our  business plan, described herein. We are not  making  a  blank check offering; we are registering a class of our securities on this Form 10-SB registration statement.  We  currently  have  no plans to conduct a blank check offering. However, upon consummation of a business  opportunity,  our  business opportunity candidate may elect to do so.

The transferability of our common stock is limited because a significant number of  states have enacted regulations or "blue sky" laws restricting or, in  many instances, prohibiting, the initial sale and subsequent resale of securities of blank check companies within that state. The following states have enacted such regulations:  Alaska,  Arizona,  Arkansas,  California,  Colorado, Connecticut,
Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa,  Kansas,  Kentucky,
Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Jersey,  New
York,  North  Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina,
South Dakota, Tennessee, Texas, Utah, Vermont, Virginia and Washington.

In addition, many  states,  while  not  specifically prohibiting or restricting securities of blank check companies, may  not  register our securities for sale or resale due to other state rules and regulations. We are unable to accurately predict which states may prohibit sales or resales  of  securities  of  a blank check  company.  Therefore,  we  currently have no plans to register any of our securities for sale within any particular  state.  To ensure that no state laws are violated through the resales of our securities,  we will refuse to register the  transfer  of  any  of  our  securities to residents of  any  state,  which prohibits such resale, if no applicable  resale  exemption  is available. We do not anticipate that a secondary trading market for our securities  will develop in any state until a business opportunity is consummated and we are  no  longer classified as a blank check company, if at all.

Furthermore,  in  a  letter  set  forth from Mr. Richard Wulff (Office of Small
Business of the U.S. Securities and  Exchange  Commission)  to  Mr.  Ken  Worm,
(Assistant Director OTC Compliance Unit, NASD Regulation, Inc.) on January  21,
2000, Mr. Wulff states that securities issued from a blank check company, "both before  and  after  the  business  combination or transaction with an operating entity or other person, the promoters  or  affiliates of blank check companies,
as  well  as  their  transferees,  are  'underwriters'."   Mr.  Wulff's  letter
indicates,  "The  securities  involved can only be resold through  registration under  the  Securities  Act." Rule  144  would  not  be  available  for  resale transactions in such a situation,  regardless of technical compliance with that rule, because such transactions would  appear  to  be designed to distribute or redistribute securities to the public without compliance  with the registration requirements  of  the  Securities  Act.  As  a  result  of  the foregoing,  our shareholders will not be able to rely on the provisions of Rule  144. They will instead  be required to file a registration statement under the Securities  Act of 1933 in order to complete any public sales of their shares.

Federal and  state  tax consequences will likely be major considerations in any business opportunity that we may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies. We intend to structure business opportunities,  which  minimize the federal and state tax consequences of both our Company and the target  entity;  however, there can be no assurance that the business opportunity will meet the statutory  requirements  of  a tax-
free  reorganization  or  that  the  parties  will obtain the intended tax-free treatment upon a transfer of stock or assets. A  non-qualifying  reorganization could result in the imposition of both federal and state taxes, which  may have an adverse effect on both parties to the transaction.

Reporting Requirements

Pursuant  to  the requirements of Section 13 of the Securities Exchange Act  of
1934 (the "Exchange Act"), we are required to provide certain information about significant acquisitions including audited financial statements of the acquired company. In the event we merge or acquire a business opportunity, the successor company will be subject to our reporting obligations. This is commonly referred to as a "back door  registration."  A back door registration occurs when a non-
reporting company becomes the successor  of  a  reporting  company  by  merger, consolidation,  exchange  of  securities,  acquisition  of assets or otherwise.
Pursuant to the U.S. Securities and Exchange Commission regulations,  this type of  event  requires  the successor company to provide in an 8-K current report, within 15 days of the  succession,  the  same  kind  of  information that would appear in a registration statement, including audited and  pro  forma financial statements.  Accordingly,  we  may  incur  additional  expense  to conduct  due diligence and present the required information for the business opportunity  in any  report.  Also,  the  U.S.  Securities and Exchange Commission may elect to conduct  a  full review of the successor  company  and  may  issue  substantive comments on the  sufficiency of disclosure related to the business opportunity.
Obtaining audited  financial  statements are the economic responsibility of the target company. The additional  time  and  costs  that  may be incurred by some
potential   target   companies   to  prepare  such  financial  statements   may
significantly  delay  or essentially  preclude  consummation  of  an  otherwise desirable acquisition by  us.  Acquisition  prospects  that  do not have or are unable  to  obtain  the required audited statements may not be appropriate  for acquisition so long as  the  reporting  requirements  of  the  Exchange Act are applicable.

Employees

We  currently  have no full-time employees. There are no collective  bargaining
agreements  or  employment   agreements   with   T.   Chong   Weng,   our  sole
officer/director who is also our sole shareholder. We have no employees nor are there any other persons than T. Chong Weng who devote any of their time  to our affairs.  All  references  herein  to  our management are to T. Chong Weng. The inability at any time of T. Chong Weng to  devote  sufficient  attention  to us could have a material adverse impact on our operations. T. Chong Weng does  not receive compensation for his services.

ITEM 2.  PLAN OF OPERATION

Plan of Operation

We  have  no  operations  or  revenues. If and when this registration statement becomes  effective,  in  the next  twelve  months  we  plan  to  seek  business opportunity candidates. Otherwise,  we  expect to remain without operations and without accepting offers from any business opportunity candidate.

As of the date of this registration statement,  we  have  not  engaged  in  any negotiations  with  any specific entity regarding the possibility of a business combination  with our  Company  and  that  none  of  our  officers,  directors, promoters, their  affiliates  or associates have had any preliminary contact or discussions with and that there  are  no present plans, proposals, arrangements or understandings with any representatives  of  the  owners  of any business or company regarding the possibility of an acquisition or merger  transaction with our Company. In addition, since our inception to the date of this  registration statement, there has been no discussions, agreements or understandings with any
professional   advisors,   financial  consultants,  broker/dealers  or  venture
capitalists to assist us in locating a business opportunity. We will not employ the services of any of those  individuals  or  entities.  Instead, we will rely upon our management to affect those services normally provided  by professional advisors  or financial consultants. Specifically, our management will  identify prospects through  present  associations  such  as  its officers and directors, attorneys, and similar persons.

We will not restrict our business opportunity search  to any specific business, industry, or geographical location. We may participate in virtually any kind of business. We anticipate that we will participate in only one potential business opportunity, since we have no assets and limited financial  resources. To date, we have not developed any criteria for the selection of business opportunities.
However, our management will not select or enter into a merger agreement with a company unless such company can provide audited financial statements and comply with  all  SEC  reporting  requirements.  Our  management  will  have  complete discretion in selecting an appropriate business opportunity.

Available business opportunities may occur in many different industries,  which are  in  various  stages of development. Accordingly, comparative investigation and analysis of such business opportunities is difficult and complex. We do not and will not have any  capital  to attract the owners of business opportunities who desire significant cash or other  assets.  However,  we  believe  that  the
opportunity   to  acquire  a  controlling  ownership  interest  in  a  publicly registered company  may  attract  a  business opportunity that does not wish to incur the cost and time involved in an  initial public offering or registration as a fully reporting public company. The  owners  of the business opportunities will, however, incur significant legal and accounting costs associated with the
U.S.  Securities  and  Exchange  Commission  and state reporting  requirements, agreements and other documents. The Exchange Act specifically requires that any
business   opportunity   candidate   comply  with  all   applicable   reporting
requirements, including filing reports of material events, periodic reports and annual reports with accompanying audited  financial  statements. Our management has  not conducted market research and is not aware of  any  market  data  that would support any such perceived benefits for a business opportunity owner.

Our management's  plan  of  operations will be conducted through the efforts of our sole officer/director, T.  Chong  Weng, and will not require any additional funds. It is anticipated that our sole  officer/director  will  furnish us with business  opportunity candidates. We have not, and we do not plan  to  use  any notices or  advertisements  in  our search for business opportunities. Our sole
officer/director  will  investigate   specific   business   opportunities   and
negotiate,   hire  an  attorney  to  draft  and  execute  relevant  agreements, disclosure documents and other instruments. As of the date of this registration statement, our  sole  officer/director has not selected any attorney to perform
these  functions.  We  believe   that   no   attorney   working  for  our  sole
officer/director or us could be deemed to be an undisclosed  promoter. Our sole officer/director has not in the past used any attorney for these functions.

We will not be able to expend a significant amount of funds on  a  complete and exhaustive investigation. Moreover, we may not discover certain adverse factors regarding such a business opportunity due to our limited business experience in such matters.

We will incur nominal expenses in implementing our business plan, which will be paid by our present management as interest-free loans to the Company.  However,
we   expect  that  repayment  of  these  loans  will  be  derived  solely  from consummation  of a business opportunity. The repayment of any loans made to the
Company will not  impede, or be made conditional in any manner to, consummation of a business opportunity.  Our  sole officer/director will loan money to us on an as-needed basis. There is no cap on the amount of monies he will loan us. We currently do not intend to raise additional  monies from investors while we are
a  blank  check  company.  However,  upon  the  consummation   of   a  business
opportunity,  the  combined  entities  may raise monies through equity or  debt offerings.

We  believe  that  there  is  a  demand by non-public  corporations  for  shell corporations  that are publicly held  registered  companies.  We  believe  that demand  for shell  corporations  has  increased  dramatically  since  the  U.S.
Securities  and  Exchange  Commission  imposed  stringent requirements on blank check companies pursuant to Regulation 419 of the  Securities  Act of 1933 (the
"Act").  The  foregoing  regulation has substantially decreased the  number  of
"blank check" offerings filed  with the U.S. Securities and Exchange Commission and, as a result, has stimulated  an  increased  demand for shell corporations.
However, there is no assurance that the foregoing  assumption  is  accurate  or correct.

Prior to making a decision in a business opportunity, we plan to obtain written materials  regarding  the  business  opportunity  including,  a  description of
products,   services   and   company  history;  management  resumes;  financial
information;  available  projections  with  related  assumptions;  evidence  of existing patents, trademarks  or  service  marks or rights thereto; present and proposed forms of compensation to management;  a  description  of  present  and required  facilities; an analysis of risk and competitive conditions; and other relevant information.

We currently  do  not  plan  to raise capital by any means whatsoever. Further, prior to the location of a business  opportunity,  we have no plans, proposals, arrangements  or  understandings  with  respect  to  the sale  or  issuance  of additional  securities.  Because  we  have  virtually no resources,  management anticipates that to achieve any such acquisition,  we will be required to issue shares of our authorized but unissued common stock as  the  sole  consideration for  any such venture and it is anticipated that any securities issued  in  any such business  combination  would  be  issued  in  reliance upon exemption from registration  under  applicable  federal  and state securities  laws.  In  some circumstances, however, as a negotiated element  of  our  transaction,  we  may agree  to  register  all  or  a  part  of such securities immediately after the business opportunity is consummated or at  specified  times thereafter. If such registration occurs, (of which there can be no assurance) it will be undertaken by  the  surviving  entity  after we have successfully consummated  a  business opportunity, and we are no longer considered a blank check company.

Until such time as this occurs,  we will not attempt to register any additional securities.  The  issuance  of  substantial  additional  securities  and  their potential sale into any trading market  which may develop in our securities may have a depressive effect on the future value  of  our  securities,  if  such  a market develops, of which there is no assurance. The completion of any business opportunity  will  result  in  a significant issuance of shares and substantial dilution to our present stockholders.

We do not anticipate any significant  changes  in  the number of our employees, does  not  plan to engage in research and development  and  does  not  plan  to purchase or sell plant or equipment.

We will seek  to  expand  our  operations  through  consummation of a currently unidentified business opportunity, which entails risks  that  purchasers of our securities will not have a basis to evaluate. We plan to expand  our operations with  companies that will complement or enhance our business. We cannot  assure that we  will  be  able  to  ultimately affect any such business opportunity or integrate a business or its operations into our Company. Consequently, there is no basis to evaluate the specific  merits  or  risks  of any potential business opportunity that we may undertake.

ITEM 3.  DESCRIPTION OF PROPERTY

We currently have no material assets, lease or any real  or  personal property.
We currently uses the address of our president, T. Chong Weng,  without charge, at 244 Fifth Avenue, #W219, New York, NY 10001-7604.

There  are no preliminary agreements or an understanding regarding  the  office facility  after  the  business  opportunity  is  completed.  Upon  closure of a business opportunity, we plan to relocate to our business opportunity office.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The  following  table  sets  forth each person known by us to be the beneficial owner of five percent or more  of  our common stock, all directors individually and all our directors and officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

                  Name and Address of           Amount and Nature of     Percent of
Title of Class    Beneficial Owner              Beneficial Ownership     Class
--------------    --------------------------    --------------------     ----------
Common Stock      T. Chong Weng                      1,240,000              100%
                  244 Fifth Avenue, #W219         Direct Ownership
                  New York, NY 10001-7604

Common Stock      All Officers and Directors         1,240,000              100%
                  as a Group (1 person)           Direct Ownership

Change of Control and Management

There are currently no arrangements that would result in a change of control of our Company. A business opportunity will involve the issuance of our authorized
but  unissued  common  shares,  which  will,   in  all  likelihood,  result  in
shareholders  of  a  private company obtaining a controlling  interest  in  our
Company. Any such business  opportunity may require our management to resign as members of our Board of Directors.  The  resulting  change  in  control  of our
Company   could  result  in  the  removal  of  our  present  management  and  a corresponding  reduction  or  elimination  of their participation in the future affairs of our Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

We have one director and officer as follows:

Mr.  T. Chong Weng, 65 years of age, has served  as  our  director,  president, chief executive officer, treasurer, and secretary since our inception, and will serve on the board until the next annual meeting of our shareholders or until a successor  is elected. There are no agreements or understandings of the officer and director  to  resign  at the request of another person, and the above-named officer and director is not  acting on behalf of, nor will act at the direction of, any other person.

Set forth below is the name of  our  director  and  officer,  all positions and offices held, the period during which he has served as such, and  the  business experience during at least the last five years:

T.  Chong  Weng  acts  as  president, secretary, treasurer and director for our
Company. He has served as an  officer  and  director  of  our Company since its inception.  Since  July  2002, he has also served as the president,  secretary, treasurer and a director of  five  other  companies; Aegir Ventures, Inc., Ares
Global Assets, Inc., Asgaard Ventures, Inc.,  Hengest  Investments,  Inc.,  and
SME Capital Management, Inc., none  of  these companies  currently  conduct any business  and  none of which have  entered  into  any  business combinations as
of the date of this  registration  statement.  T.  Chong  Weng   has experience
in  start-up  companies,  business  reorganizations  and  cross border business transactions. For the past five years, T. Chong Weng has devoted his  full time in managing his own investments in real estate and securities.

Other  than  those mentioned above, we have no employees and do not  anticipate hiring any in  the  future  until we successfully implemented our business plan described  herein. None of our  directors,  executive  officers,  promoters  or control persons  has  been  involved  in  any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Prior Blank Check Offerings

The Company's promoter and management has never  been  involved  in  any  blank check or blind pool offerings to the public.

ITEM 6.  EXECUTIVE COMPENSATION

Our  sole  officer/director  does not receive any compensation for his services rendered to us, has not received  such  compensation  in  the  past, and is not accruing any compensation pursuant to any agreement with us.

Summary Compensation Chart: Annual Compensation         Long Term Compensation
                            -------------------  -----------------------------------
Name                                                 Awards         Payouts   All
and                                              ----------------   -------   other
principal                                        Restricted Other    LTIP     compen-
position              Year  Salary Bonus  Other    Stock     (1)    payouts   sation
------------------    ----  -------------------  ----------------   -------   -------
T. Chong Weng         2002  $ 0   $ 0   $ 0         $ 0      $ 0      $ 0      $ 0
Chairman,
President, Chief
Executive Officer,
Treasurer, and
Secretary

(1) Includes securities, underlying options, and SAR's.

Our sole officer/director will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement our business  plan outlined herein.

We  have  adopted  no  retirement,  pension,  profit  sharing, stock option  or insurance programs or other similar programs for the benefit of our employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We  have  not  and  do  not  intend  to  enter into any transactions  with  our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. We issued 1,240,000  restricted  shares  of  our  common stock  to  T.  Chong  Weng  our  president, chief executive officer, treasurer, secretary  and  director  for  his  services  rendered  in  the  formation  and organization  of  our  Company. See "Item  10.  Recent  Sales  of  Unregistered
Securities." Other than this transaction, we have not entered into transactions with any promoters.

T. Chong Weng acquired his  shares  with  the  intent  to  hold  the shares for investment  purposes,  and  not  with a view to further resale or distribution, except  as  permitted under exemptions  from  registration  requirements  under applicable securities  laws.  That  means  that he may not sell such securities unless they are either registered with the SEC  and  comparable agencies in the states or other jurisdictions where the purchasers reside, or are exempted from registration. The most widely used exemption from registration  requirements is provided  by  SEC Rule 144, which requires a one year holding period  prior  to resale, and limits  the quantities of securities that can be sold during any 90 day periods.

The certificate has been issued with a restrictive legend required with respect to issuance of securities pursuant to exemptions from registration requirements under the Securities  Act and the recipient acknowledged his understanding that the shares are restricted  from resale unless they were either registered under the Securities Act and comparable  state  laws, or the transaction was effected in compliance with available exemptions from such registration requirements.

Readers of this registration statement should  be  aware  that  by letter dated
January  21, 2000, Mr. Richard K. Wulff, Chief of Office of Small  Business  at
the U.S. Securities and Exchange Commission opined as follows:

It is our  view  that,  both  before  and  after  the  business  combination or transaction  with  an  operating  entity  or  other  person,  the promoters  or affiliates  of  blank  check  companies,  as  well  as  their transferees,  are
"underwriters" of the securities issued. Accordingly, we  are  also of the view that the securities involved can only be resold through registration  under the
Securities  Act.  Similarly,  Rule  144  would  not  be  available  for  resale transactions  in  this  situation, regardless of technical compliance with that rule, because these resale  transactions appear to be designed to distribute or redistribute securities to the  public without compliance with the registration requirements of the Securities Act.

This interpretation prevents promoters  and affiliates of blank check companies from selling their shares in market transactions under many circumstances.

As a result of the foregoing, our shareholders  will not be able to rely on the provisions of Rule 144. They will instead be required  to  file  a registration statement  under  the  Securities  Act of 1933 in order to complete any  public sales of their shares.

Our management is involved in other  business activities and may, in the future become  involved  in  other  business opportunities.  If  a  specific  business opportunity becomes available,  such  persons  may face a conflict in selecting between us and their other business interests. We  have not formulated a policy for the resolution of such conflicts.

ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000  shares  of  common stock, par value $.0001 per share, of which there are 1,240,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share,  of which none  have been designated or issued. The following statements relating to  the capital  stock  set  forth  the  material  terms  of  our  securities; however, reference is made to the more detailed provisions of, and such  statements  are qualified  in  their entirety by reference to, the Certificate of Incorporation and the By-laws,  copies  of  which  are filed as exhibits to this registration statement.

Common Stock

Holders of shares of common stock are  entitled  to  one vote for each share on all matters to be voted on by the stockholders. Holders  of common stock do not have cumulative voting rights. Holders of common stock are  entitled  to  share ratably in dividends, if any, as may be declared from time to time by the Board of  Directors  in  its discretion from funds legally available therefor. In the event of a liquidation,  dissolution  or winding up of our Company, the holders of  common stock are entitled to share pro  rata  all  assets  remaining  after payment  in  full  of  all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase our common stock.
There are no conversion  or  redemption  rights or sinking fund provisions with respect to the common stock.

Preferred Stock

The Board of Directors is authorized to provide  for  the issuance of shares of preferred  stock  in  series  and,  by  filing a certificate  pursuant  to  the applicable law of Delaware, to establish from time to time the number of shares to  be  included  in  each such series, and to  fix  the  designation,  powers,
preferences  and  rights   of   the   shares   of  each  such  series  and  the
qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred  stock so issued would have priority over the common stock with respect to dividend  or liquidation rights.
Any  future  issuance  of  preferred  stock  may have the effect  of  delaying, deferring  or preventing a change in control of  our  Company  without  further action by the shareholders and may adversely affect the voting and other rights of the holders  of  common stock. At present, we have no plans to neither issue any preferred stock nor  adopt  any series, preferences or other classification of preferred stock.

The  issuance of shares of preferred  stock,  or  the  issuance  of  rights  to purchase  such  shares,  could be used to discourage an unsolicited acquisition proposal. For instance, the  issuance  of  a  series  of  preferred stock might impede  a  business  combination  by including class voting rights  that  would enable  the  holder  to  block such a transaction,  or  facilitate  a  business combination by including voting rights that would provide a required percentage vote  of  the stockholders.  In  addition,  under  certain  circumstances,  the issuance of  preferred  stock  could  adversely  affect the voting power of the holders of the common stock. Although the Board of  Directors  is  required  to make any determination to issue such stock based on its judgment as to the best interests  of  our  stockholders,  the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might  believe to be in their best interests or in which stockholders might receive a premium  for  their  stock  over the then market  price of such stock. The Board of Directors does not at present  intend to seek stockholder  approval  prior  to  any  issuance of currently authorized stock, unless otherwise required by law or stock  exchange  rules.  We  have no present plans to issue any preferred stock.

Dividends

Dividends,  if any, will be contingent upon our revenues and earnings, if  any, capital requirements  and  financial  conditions.  The payment of dividends, if any,  will  be  within the discretion of our Board of Directors.  We  presently intend to retain  all  earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Transfer Agent

It is anticipated that Holladay  Stock  Transfer,  Inc.  of Scottsdale, Arizona
will act as transfer agent and registrar for our common stock.

                                    PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S  COMMON  EQUITY  AND
OTHER SHAREHOLDER MATTERS

Market Price

There  is  no trading market for our common stock at present and there has been no trading market  to  date.  There  is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The proposed business activities described  herein  classify  us  as  a  "blank check"  company. A blank check company is a development stage company that  has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
The U.S.  Securities  and  Exchange  Commission  and  many  states have enacted statutes, rules and regulations limiting the sale of securities  of blank check companies.  Therefore,  management  will not undertake any efforts to  cause  a market to develop in our securities until  such  time  as  we have successfully implemented our business plan described herein.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to our Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

(i)  That  a  broker  or dealer approve a person's account for transactions  in penny stocks and

(ii) The broker or dealer  receive from the investor a written agreement to the transaction, setting forth the  identity  and quantity of the penny stock to be purchased.

In order to approve a person's account for  transactions  in  penny stocks, the broker or dealer must

(i)  Obtain financial information and investment experience and  objectives  of the person; and

(ii) Make  a reasonable determination that the transactions in penny stocks are suitable  for  that  person  and  that  person  has  sufficient  knowledge  and experience  in  financial  matters  to  be  capable  of evaluating the risks of transactions in penny stocks.

The  broker or dealer must also deliver, prior to any transaction  in  a  penny stock,  a  disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, specifies

(i) The basis  on which the broker or dealer made the suitability determination
and

(ii) That the broker  or  dealer  received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about  the risks of investing in penny stocks in both public offerings and in secondary  trading,  and about commissions payable to both the broker-dealer and the registered representative, current quotations for  the securities and the rights and remedies available  to  an  investor  in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the  penny  stock held in the account and information on the limited market in penny stocks.

We have not applied  for  a  listing  on any public trading exchange. No market exists for our securities and there is  no  assurance  that  a  regular trading market will develop, or if developed, will be sustained. A shareholder  in  all likelihood,  therefore,  will  not be able to resell the securities referred to herein should he or she desire to  do  so.  Furthermore,  it is unlikely that a lending institution will accept our securities as pledged collateral  for loans unless  a  regular  trading  market  develops.  There  are no plans, proposals, arrangements or understandings with any person with regard  to  the development of a trading market in any of our securities.

Holders

There is one (1) holder of our common stock. The issued and outstanding  shares of  our  common  stock  were  issued  in  accordance  with  the exemptions from registration afforded by Section 4(2) of the Securities Act of  1933  and  Rule
506 promulgated thereunder.

Dividends

We  have  not  paid  any  dividends  to date, and have no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS

We are not a party to any pending legal  proceeding  and  are  not aware of any contemplated legal proceeding by a governmental authority or any  other  person or entity involving our Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We  have  not  changed  accountants  since  our  formation  and  there  are  no disagreements with the findings of our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The  following  sets  forth  information  relating to all previous sales of our common stock, which sales were not registered under the Securities Act of 1933.

In connection with our organization, on July 16, 2002, T. Chong Weng was issued
1,240,000  shares  of restricted common stock  in  exchange  for  his  services rendered in the formation  and  organization  of  our  Company. The shares were issued at $0.0001 per share, which we believe represents  the fair value of the services performed by T. Chong Weng. The foregoing purchase  and  sale  to this sophisticated  person  (officer  and  director)  who had superior access to all corporate  and financial information were exempt from  registration  under  the
Securities Act  of 1933, as amended (the "Securities Act"), pursuant to Section
4(2) on the basis that the transaction did not involve a public offering.

The purchaser listed  above represented his intention to acquire the securities for investment only and  not  with  a  view  toward  distribution.  None of the securities  were  sold  through  an underwriter and accordingly, there were  no underwriting discounts or commissions involved.

Other than the securities mentioned  above,  we  have  not  issued  or sold any securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section  145  of  the General Corporation Law of the State of Delaware provides that a certificate  of  incorporation  may  contain a provision eliminating the personal liability of a director to the corporation  or  its  stockholders  for monetary  damages for breach of fiduciary duty as a director provided that such provision shall  not eliminate or limit the liability of a director (i) for any
breach  of  the  director's   duty   of  loyalty  to  the  corporation  or  its
stockholders, (ii) for acts or omissions  not  in  good  faith or which involve intentional misconduct or a knowing violation of law, (iii)  under  Section 174
(relating  to  liability  for  unauthorized acquisitions or redemptions of,  or dividends on, capital stock) of  the  General  Corporation  Law of the State of
Delaware,  or  (iv)  for  any  transaction from which the director  derived  an improper personal benefit. Our Certificate  of  Incorporation  contains  such a provision.

Insofar as indemnification for liabilities arising under the Securities Act  of
1933,   as  amended,  may  be  permitted  to  directors,  officers  or  persons controlling our Company pursuant to the foregoing provisions, it is the opinion of the Securities  and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                   PART F/S

Independent Auditor's Report and Financial Statements

                               Welund Fund, Inc.
                         (A Development Stage Company)

                         AUDITED FINANCIAL STATEMENTS

                               DECEMBER 31, 2002

                               TABLE OF CONTENTS
                               -----------------

                                                                      Page No.
                                                                      --------
Independent Auditor's Report.........................................    F-1

Balance Sheet as of December 31, 2002................................    F-2

Statement of Operations and Retained Earnings (Deficit) for the
 Period from July 16, 2002 (Inception) through December 31, 2002.....    F-3

Statement of Stockholders' Equity for the Period from July 16, 2002
 (Inception) through December 31, 2002...............................    F-4

Statement of Cash Flows for the Period from July 16, 2002
 (Inception) through December 31, 2002...............................    F-5

Notes to Financial Statements........................................   F6-F8

          [Letterhead of Stan J.H. Lee, Certified Public Accountant]

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
Welund Fund, Inc.
(A Development Stage Company)
244 Fifth Avenue, #W219
New York, NY 10001-7604

I  have  audited  the accompanying  balance  sheet  of  Welund  Fund,  Inc.  (a development stage company)  from July 16, 2002 (inception) through December 31,
2002.  These  financial  statements are the  responsibility  of  the  Company's management.  Our responsibility  is  to  express  an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted  auditing standards.
Those standards require that I plan and perform the audit to  obtain reasonable
assurance   about  whether  the  financial  statements  are  free  of  material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the  accounting  principles  used  and  significant estimates made by management, as well as evaluating the overall financial statement presentation.
I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to  above  present  fairly, in all  material  respects,  the  financial  position  of  Welund  Fund,  Inc.  (a development  stage  company)  as  of  December 31, 2002, and the results of its operations  and its cash flows for the period from July  16,  2002  (inception)
through December 31,  2002 in  conformity  with  generally  accepted accounting principles.

The accompanying financial statements have been prepared assuming  that  Welund
Fund,  Inc.  will  continue  as  a going concern. As discussed in Note 1 to the financial statements, Welund Fund,  Inc. was only recently formed, has incurred losses since its inception and has not  yet  been  successful  in  establishing profitable operations, raising substantial doubt about its ability to  continue as  a  going concern.  Management's plans in regards to these matters are  also described  in  Note  1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Stan J.H. Lee, CPA /s/
------------------------------
Stan J.H. Lee, CPA
Fort Lee, New Jersey
December 31, 2002
License # CC23007

                                      F-1

                               WELUND FUND, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                BALANCE SHEET
                           as at December 31, 2002
                           -----------------------

                                    ASSETS

CURRENT ASSETS                                                      $       0
                                                                    ----------
      TOTAL CURRENT ASSETS                                          $       0
                                                                    ----------
OTHER ASSETS                                                        $       0
                                                                    ----------
      TOTAL OTHER ASSETS                                            $       0
                                                                    ----------
 TOTAL ASSETS                                                       $       0
                                                                    ==========

                     LIABILITIES and STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                                 $       0
                                                                    ----------
 TOTAL LIABILITIES                                                  $       0
                                                                    ----------

STOCKHOLDERS' EQUITY

   Preferred stock, $0.0001 par value; 20,000,000 shares
   authorized, zero shares issued and outstanding                   $       0

   Common stock, $0.0001 par value; 100,000,000 shares
   authorized; 1,240,000 shares issued and outstanding              $     124

   Additional paid-in capital                                       $       0

   Accumulated deficit during development stage                     $    (124)
                                                                    ----------
       TOTAL STOCKHOLDERS' EQUITY                                   $       0
                                                                    ----------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $       0
                                                                    ==========

     The accompanying notes are an integral part of financial statements.

                                      F-2

                               WELUND FUND, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS
                           July 16, 2002 (inception)
                             to December 31, 2002
                             --------------------

INCOME                                                              $        0
Operating Expenses
      Organization expense                                                (124)
                                                                    ----------
TOTAL EXPENSES                                                            (124)
PROVISION FOR INCOME TAXES                                                   0
                                                                    ----------
NET LOSS                                                                  (124)
                                                                    ----------
NET LOSS PER SHARE                                                    $ (.0001)
                                                                    ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                 1,240,000
                                                                    ==========

     The accompanying notes are an integral part of financial statements.

                                      F-3

                               WELUND FUND, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' EQUITY
                           July 16, 2002 (inception)
                             to December 31, 2002
                             --------------------

                                    Common Stock
                              -------------------------     Additional                       Total
                               Numbers of                    paid-in                      Stockholders'
                                 Shares       Amount         capital        Deficit          Equity
                              ------------  -----------     -----------     ---------     -------------
July 16, 2002
 issued for services            1,240,000   $      124      $        0      $      0      $        124
Net loss                                                                        (124)             (124)
                              ------------  -----------     -----------     ---------     -------------
Balance, December 31, 2002      1,240,000   $      124      $        0      $   (124)     $          0
                              ============  ===========     ===========     =========     =============

     The accompanying notes are an integral part of financial statements.

                                      F-4

                               WELUND FUND, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                           STATEMENT OF CASH FLOWS
                          July 16, 2002 (inception)
                             to December 31, 2002
                             --------------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                        $      (124)
   Adjustment to reconcile net loss to net cash provided by
    operational activities issue of common stock for services              124
                                                                   -----------
NET CASH USED IN OPERATING EXPENSES                                          0
                                                                   -----------
CASH FLOWS FROM INVESTING ACTIVITIES                                         0
                                                                   -----------
CASH FLOWS FROM FINANCING ACTIVITIES                                         0
                                                                   -----------
NET INCREASE (DECREASE)                                            $         0
                                                                   -----------
CASH, BEGINNING OF PERIOD                                                    0
                                                                   -----------
CASH, END OF PERIOD                                                $         0
                                                                   ===========

     The accompanying notes are an integral part of financial statements.

                                      F-5

                               WELUND FUND, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2002

NOTE 1 - GOING CONCERN CONSIDERATION

The accompanying financial  statements  have  been  prepared in conformity with
generally   accepted  accounting  principles  in  the  United   States,   which
contemplates  the  continuation of the Company as a going concern. However, the
Company is in the development  stage,  and  has  no current sources of revenue.
Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

The management's plans include the acquisition of  a  suitable business venture to  provide the opportunity for the Company to continue  as  a  going  concern.
However,  there  can be no assurance that management will be successful in this endeavor.

NOTE 2 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Business Operations

Welund  Fund,  Inc.   (a   development   stage  company)  ("the  Company")  was
incorporated in Delaware on July 16, 2002  to  serve  as  a vehicle to effect a merger,  exchange  of  capital  stock,  asset  acquisition  or  other  business combination with a domestic or foreign private business. At December 31,  2002, the Company had  not  yet  commenced  any  formal  business operations, and all activity  to date relates to the Company's formation  and  preparation  of  the filing of a  registration  statement  with  the  U.S.  Securities  and Exchange
Commission on Form 10-SB.

The year-end of the Company is December 31st for both book and tax purposes.

The Company's ability to commence operations is contingent upon its  ability to identify a prospective target business.

B. Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an  original maturity  of  three  months  or less from the date of purchase that are readily convertible into cash to be cash equivalents.

C. Use of Estimates

The  preparation of the financial  statements  in  conformity  with  accounting principles  generally accepted in the United States requires management to make estimates and  assumptions  that  affect  the  reported  amounts  of assets and liabilities and disclosure of contingent assets and liabilities at  the date of the  financial  statements  and  the  reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                      F-6

                               WELUND FUND, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2002

NOTE 2 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Income Taxes

The Company accounts for income taxes under  the Financial Accounting Standards
Board of Financial Accounting No. 109, "Accounting for Income Taxes" "Statement
109"). Under Statement 109, deferred tax assets  and liabilities are recognized for  the  future  tax  consequences  attributable  to differences  between  the financial  statement carrying amounts of existing assets  and  liabilities  and their respective  tax  basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected  to  apply  to  taxable income in the years in which  those temporary differences are expected to  be  recovered  or  settled.
Under Statement  109,  the  effect  on deferred tax assets and liabilities of a change in tax rates is recognized in  income  in  the  period that includes the enactment  date.  There  were  no  current or deferred income  tax  expense  or benefits due to the Company not having  any  material operations for the period ended December 31, 2002.

E. Basic and diluted net loss per share

Net  loss per share is calculated in accordance  with  Statement  of  Financial
Accounting  Standards 128, Earnings Per Share  ("SFAS 128"). Basic net loss per share is based  upon  the weighted average number of common shares outstanding.
Diluted net loss per share  is  based  on  the  assumption  that  all  dilutive convertible  shares,  stock  options  and warrants were converted or exercised.
Dilution is computed by applying the treasury  stock method.  At  December  31,
2002 there were no dilutive convertible shares, stock options or warrants.

NOTE 3 - STOCKHOLDER'S EQUITY

A. Preferred Stock

The  Company is authorized to issue 20,000,000 shares  of  preferred  stock  at
$.0001  par  value,  with  such  designations,  voting  and  other  rights  and preferences as may be determined from time to time by the Board of Directors.

B. Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $.0001 par  value. On July 16, 2002, the Company issued 1,240,000 shares of its common stock  to the founder of the Company pursuant to Section 4(2) of the Securities
Act of 1933 for an aggregate of $124 in services.

                                      F-7

                               WELUND FUND, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2002

NOTE 3 - STOCKHOLDER'S EQUITY (continued)

C. Warrant and Options

There are  no warrants or options outstanding to issue any additional shares of common stock.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company  currently uses the offices of its president as its principal place of business at no cost to the Company.

The Company's  sole  officer  and  director is also the sole shareholder of the
Company.

                                      F-8

                                   PART III

Item 1.  Index to Exhibits and Description of Exhibits.

 Exhibit
 Number        Description
 -------       -----------------------------------------------------
 3.1           Certificate of Incorporation Welund Fund, Inc.

 3.2           By-Laws Welund Fund, Inc.

 3.3           Specimen of Certificate of Common Stock

 23.1          Consent of Stan J.H. Lee, Certified Public Accountant

                                  SIGNATURES

In accordance with Section 12 of the  Securities  Exchange  Act  of  1934,  the
registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          WELUND FUND, INC.
                                          (Registrant)

                                          /s/ T. Chong Weng
                                          --------------------------------
                                          By:  T. Chong Weng
                                          Its: President, Chief Executive
                                          Officer, Treasurer, Secretary
                                          and Director

Date: January 2, 2003